D E V L I N J E N S E N Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

File Reference: 4669

Via EDGAR

July 23, 2008

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 3628

Attention: Ms. Julia E. Griffith, Office of Mergers and Acquisitions

Dear Ms. Griffith:

Re:
Buzz Media, Ltd. (the “Company”)
File No. 005-84083

FILING OF AMENDED SCHEDULE 14F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED JULY 10, 2008

We are counsel for the above-referenced Company and advise that the Company has amended its Information Statement on Schedule 14F (the “Information Statement”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated July 10, 2008 (the “SEC Letter”).

Securities and Exchange Commission
July 23, 2008

On behalf of the Company we confirm that we enclosed a copy of the black-lined and comparative copy of the amended Information Statement of the Company which indicates each of the revisions which have been made to the enclosed Information Statement.

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Information Statement. We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Information Statement, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

1.
The Staff comments have been noted and we confirm that the Company has included in the Information Statement the information required by Item 6(a) of Schedule 14A by including a reference to the number and class of the Company’s securities that are outstanding and the number of votes to which each of the securities is entitled on page 2 in the first paragraph.

2.
The Staff comments have been noted and we confirm that the Company has included in the Information Statement: (i) the information required by Item 7(a) of Schedule 14A regarding pending legal matters by labeling such section on page 4 as this information was included in the original filing; (ii) the information required by Item 7(b) of Schedule 14A regarding board and committee meetings on page 5; (iii) the information required by Item 7(c) of Schedule 14A regarding corporate governance on page 5; and (iv) the information required by Item 7(d) of Schedule 14A regarding nominating and audit committees on page 5 and 6.

We trust that each of the foregoing and the enclosed amendments to the Company’s Information Statement filing are clear and satisfactory for this point in time and satisfy the comments of the Staff contained in the SEC letter. However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

Yours very truly,

DEVLIN JENSEN

Per:	/s/ Mike Shannon
MICHAEL T. SHANNON